SECU 10027238 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Riedl First Securities Company of Kansas

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1841 North Rock Road Court, Suite 400
(No. and Street)

Wichita	Kansas	67206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald D. Riedl — 316-265-9341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver & Martin, LLC
(Name – *if individual, state last, first, middle name*)

411 Valentine Road, Suite 300	Kansas City	Missouri	64111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gerald D. Riedl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Riedl First Securities Company of Kansas, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gerald D. Riedl
Signature

President
Title

Rosemary Kirkland
Notary Public

ROSEMARY KIRKLAND
Notary Public • State of Kansas
My Appt. Exp 5-31-13

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Riedl First Securities Company of Kansas

Financial Statements

December 31, 2009

WEAVER & MARTIN

Board of Directors
Riedl First Securities Company of Kansas
Wichita, Kansas

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Riedl First Securities Company of Kansas as of December 31, 2009 and the related statements of income, shareholder's equity and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riedl First Securities Company of Kansas as of December 31, 2009 and the results of its operations, shareholders' equity, and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver & Martin, LLC

Weaver & Martin, LLC
Kansas City, Missouri
February 19, 2010

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Riedl First Securities Company of Kansas

Table of Contents

December 31, 2009

Riedl First Securities Company of Kansas
Statement of Financial Condition
December 31, 2009

Assets		
Current assets:		
Cash and cash equivalents	$	13,815
Commissions receivable		133,775
Securities owned, trading accounts, at market:		
Municipal bonds		741,228
Corporate bonds		2,835
US government bonds		99,483
Total current assets		991,136
Property and equipment, net of accumulated depreciation of $75,134		54,750
	$	1,045,886
Liabilities & Shareholders' Equity		
Current liabilities:		
Accounts payable	$	2,453
Due to clearing organization		391,686
Accrued income taxes		22,000
Accrued payroll and payroll taxes		98,823
Total current liabilities		514,962
Commitments:		
Shareholder's equity:		
Common stock, $1 par value, 1,000,000 shares authorized, 87,000 issued and outstanding		87,000
Additional paid-in capital		43,621
Retained earnings		400,303
Total shareholder's equity		530,924
	$	1,045,886

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement of Operations and Retained Earnings
For the Year Ended December 31, 2009

Revenues:	
Commissions income	$ 1,706,998
Trading income	81,901
Interest and dividend income	80,623
	1,869,522
Expenses:	
Advertising	9,383
Clearing charges	258,319
Computer services	1,859
Depreciation	5,740
Employee benefits	1,654
Insurance - group	33,404
Insurance - general	6,097
Janitorial	4,765
Legal & accounting	9,284
License and fees	48,090
Meals & Entertainment	3,821
Payroll	834,643
Placement fees	3,695
Postage	9,553
Promotional	2,466
Printing	4,793
Rent	51,447
Repairs	1,212
Supplies - Office	10,794
Taxes - payroll	39,509
Taxes - other	1,228
Telephone	9,018
Travel	1,684
Utilities	4,159
Other general and administrative	2,614
	1,359,231
Income before income taxes	510,291
Provision for income tax expense	35,000
Net income	$ 475,291
Retained earnings - December 31, 2008	$ 337,293
Dividends paid	(412,281)
Net income	475,291
Retained earnings - December 31, 2009	$ 400,303

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement Of Cash Flows
For the Year Ended December 31, 2009

Operating activities:		
Net income	$	475,291
Adjustments to reconcile net loss to cash flows used in operating activities:		
Depreciation		5,740
Change in assets and liabilities-		
Commissions receivable		(77,780)
Securities owned, trading accounts, at market:		(124,459)
Accounts payable		(2,919)
Due to clearing organization		45,063
Accrued income taxes		22,000
Accrued payroll and payroll taxes		73,862
Cash provided by operating activities		416,798
Investing activities:		
Purchase of equipment		(2,649)
Cash used in investing activities		(2,649)
Financing activities:		
Dividends paid		(412,281)
Cash used in investing activities		(412,281)
Increase in cash		1,868
Cash, December 31, 2008		11,947
Cash, December 31, 2009	$	13,815
Supplemental cash flow information:		
Interest paid	$	-
Income taxes paid	$	13,000

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2009

There were no liabilities subordinated to the claims of creditors at the beginning of, end of or at any time during the year ended December 31, 2009.

See notes to financial statements.

Riedl First Securities Company of Kansas
Notes to Financial Statements
December 31, 2009

1. Description of Business and Summary of Significant Accounting Policies

Description of Business:
Riedl First Securities Company of Kansas (the "Company") is a securities broker-dealer which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital. The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of the customer funds and securities with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

In accordance with the regulations of The Securities and Exchange Act of 1934, the Company is registered with the Securities and Exchange Commission (SEC). The Company is also registered with and is a member of the Financial Industry Regulatory Authority (FINRA). This is a self regulating body formed by the industry to protect its members and the investing public. The Company is also a member of the Securities Investor Protection Corporation (SIPC), a non-profit membership corporation that protects customers of broker-dealers registered with the SEC.

Securities Transactions and Commissions:
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers securities and commodities transactions are recorded on a settlement date basis with related commission income and expense reported on a settlement date basis.

Uses of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial

statements and notes. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Property and Equipment:
Property and equipment are carried at cost. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the life of the respective assets are charged against earnings in the period in which they are incurred. Depreciation is calculated on straight-line methods using estimated useful lives of three to thirty-nine years.

Long-lived Assets:
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The Company determined that as of December 31, 2009, there had been no impairment in the carrying value of long-lived assets.

Income Taxes
The Company accounts for income taxes under FASB Codification Topic 740-10-25 ("ASC 740-10-25"). Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Cash Equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less to be a cash equivalent.

Financial Instruments:
The carrying value of the Company's balance sheet accounts approximate fair value because of the short-term maturity of these instruments. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

2. **Commitments**

At December 31, 2009, the Company had not entered into any purchase or sales commitments.

The Company's office space lease expired in November of 2009. The Company is currently renting on a month-to-month basis until a new lease can be negotiated. Rent expense for the year ended December 31, 2009 was $51,447.

3. **Net Capital Requirements and SIPC Assessment**

The Securities and Exchange Commission Rule 15c 3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital requirement is $100,000. At December 31, 2009, the Company had net capital of $420,219 and a net capital ratio of 0.29 to 1.

4. **Fair Value Measurements**

The Company adopted ASC Topic 820-10 at the beginning of 2009 to measure the fair value of certain of its financial assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Company's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are signifigant to the fair value of the asset or liability.

The Company has no level 3 assets or liabilities.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Fair Value
Cash	$ 13,815	$ -	$ -	$ 13,815
Commissions receivable	-	133,775	-	133,775
Securities owned	-	843,546	-	843,546
Accrued expenses	-	123,275	-	123,275
Due to clearing org.	-	391,687	-	391,687
Total	$ 13,815	$ 1,492,283	$ -	$1,506,098

5. **Income Taxes**
As of December 31, 2009, the Company had no deferred tax assets or liabilities. As December 31, 2008, the Company had a federal net operating loss carryforward of $478,136 that was used to lower federal taxable income for the year ended December 31, 2009 to approximately $0. The Company does not have a Kansas net operating loss carryforward, therefore, the Company has recorded a provision for income tax expense of $35,000 as of December 31, 2009 for Kansas income taxes. Kansas income tax expense is recorded at the Kansas income tax rates for the Company's taxable income. The Company had made estimated tax payments to Kansas in the amount of $13,000 during the year leaving accrued income taxes as of December 31, 2009 of $22,000.

6. **Off-Balance Sheet Risk**
The Company's commission revenue results from customer transactions introduced solely through its clearing organization. The clearing organization assumes the responsibility for execution, clearance, collection, and delivery, include all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing organization may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing organization.

7. **Subsequent Events**
The Company has evaluated all subsequent events through February 19, 2010, the date the financial statements were issued, and has no events to disclose.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Riedl First Securities Company of Kansas
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Net Capital:		
Total shareholder's equity	$	530,924
Ownership equity not allowable for net capital:		
Office furniture and equipment, net		54,750
Net capital before haircuts on investments		476,174
Haircuts on investments		55,955
Net capital	$	420,219
Aggregate indebtedness	$	123,276
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	100,000
Excess of net capital at 1000%	$	320,219
Ratio : aggregate indebtedness to net capital		0.29 to 1

Riedl First Securities Company of Kansas
Schedule II - Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

WEAVER & MARTIN

Report of Independent Registered Public Accounting Firm
on Internal Control Structure
Required by SEC Rule 17a-5

To the Board of Directors
Riedl First Securities Company of Kansas
Wichita, Kansas

In planning and performing our audit of the financial statements of Riedl First Securities Company of Kansas (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 19, 2010 and such report expressed an unqualified opinion), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included test of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governments of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purposed described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver & Martin, LLC

Weaver & Martin LLC
Kansas City, Missouri
February 19, 2010

Riedl First Securities Company of Kansas

Financial Statements

December 31, 2009

WEAVER & MARTIN
CERTIFIED PUBLIC ACCOUNTANTS